UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Intermec, Inc.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

458786100

(CUSIP Number)

Scott Renwick Unitrin, Inc. One East Wacker Drive Chicago, Illinois 60601 312-661-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458786100	SCHEDULE 13D/A	Page 2 of 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Unitrin, Inc. 95-4255452
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 8,339,764
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 8,339,764
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,339,764
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0% (1)
14.	Type of Reporting Person (See Instructions) HC, CO

(1)	Based on 59,392,243 shares of Common Stock outstanding as of May 9, 2011, as reported in the Form 10-Q of the Issuer for the period ended April 3, 2011.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 3 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Trinity Universal Insurance Company 75-0620550
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 8,339,764
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 8,339,764
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,339,764
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0% (1)
14.	Type of Reporting Person (See Instructions) IC, CO

(1)	Based on 59,392,243 shares of Common Stock outstanding as of May 9, 2011, as reported in the Form 10-Q of the Issuer for the period ended April 3, 2011.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 4 of 6

Amendment No. 15 to Schedule 13D

This Amendment No. 15 amends and supplements the Schedule 13D originally filed by Unitrin, Inc. (“Unitrin”), Trinity Universal Insurance Company (“Trinity”) and United Insurance Company of America, dated November 3, 1997, as amended by Amendment No. 1, dated February 1, 2001, Amendment No. 2, dated March 15, 2001, Amendment No. 3, dated June 8, 2001, Amendment No. 4, dated July 13, 2001, Amendment No. 5, dated March 8, 2002, Amendment No. 6, dated July 9, 2002, Amendment No. 7, dated July 29, 2002, Amendment No. 8, dated March 28, 2003, Amendment No. 9, dated June 10, 2010, and Amendment No. 10, dated July 21, 2010, Amendment No. 11, dated August 23, 2010, Amendment No. 12, dated January 24, 2011, Amendment No. 13, dated April 8, 2011, and Amendment No. 14, dated June 2, 2011 (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 15, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Trinity sold 650,200 shares of Common Stock in open market transactions following June 2, 2011, the date of the last sale reported in Amendment No. 14 (the most recently filed amendment to the Schedule 13D), through July 15, 2011.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 5 of 6

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As indicated on the cover pages, as of July 15, 2011, Unitrin and Trinity each beneficially own 8,339,764 shares of Common Stock over which they share voting and dispositive powers, which represent approximately 14.0% of the Common Stock outstanding as of May 9, 2011, as reported in the Form 10-Q of the Issuer for the period ended April 3, 2011. Trinity sold 650,200 shares of Common Stock in open market transactions following June 2, 2011, the date of the last sale reported in Amendment No. 14 (the most recently filed amendment to the Schedule 13D), through July 15, 2011. The following is a listing of these sales:

Transaction Date	Number of Shares Sold	Price per Share*
6/6/2011	95	11.22
6/8/2011	26,051	10.8323
6/9/2011	38,298	10.7761
6/10/2011	16,224	10.5225
6/13/2011	7,075	10.5273
6/14/2011	19,810	10.5552
6/15/2011	6,995	10.5093
6/16/2011	25,652	10.5561
6/29/2011	24,934	10.8558
6/30/2011	27,465	11.0394
7/1/2011	35,636	11.0204
7/5/2011	41,579	11.1327
7/6/2011	35,559	11.0093
7/7/2011	33,716	11.2145
7/8/2011	70,253	11.106
7/11/2011	50,000	11.004
7/12/2011	50,000	11.0156
7/13/2011	30,858	11.0375
7/14/2011	50,000	10.9018
7/15/2011	60,000	10.9162

*	Represents the weighted average sale price per share of the shares sold on the dates specified. All sales were reported on Form 4 reports filed pursuant to Section 16 of the Securities Exchange Act of 1934. The Form 4 reports contain additional detail on the sale prices of the shares sold on each date.

Except as otherwise described in this Amendment No. 15 to Schedule 13D, to the best knowledge and belief of the filing persons: (i) during the past sixty (60) days, no filing person nor anyone listed in the Schedules to this Schedule 13D has entered into any transactions involving the Common Stock; and (ii) no one listed on the Schedules to this Schedule 13D beneficially owns shares of Common Stock.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 19, 2011

UNITRIN, INC.

By:	/s/ JOHN BOSCHELLI
Name: John M. Boschelli
Title: Vice President and Chief Investment Officer

TRINITY UNIVERSAL INSURANCE COMPANY

By:	/s/ JOHN BOSCHELLI
Name: John M. Boschelli
Title: Assistant Treasurer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).